SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X

Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____    No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Guy Bernstein

CFO

Magic Software Enterprises Ltd.

+972-3-538-9292

gbernstein@magicsoftware.com

Magic Software Announces Third Quarter Results

OR YEHUDA, ISRAEL (November 13, 2002) -- Magic Software Enterprises Ltd. (Nasdaq: MGIC), a leading provider of state-of-the-art application development and integration technology, and business solutions, reported today third quarter results for the period ended September 30, 2002.

In addition, the Company announced that for the benefit of its shareholders, the Board of Directors has declared a cash dividend of $0.40 cents per share on the Company’s ordinary shares, subject to the approval of the Israeli district court. The board decided to declare the dividend after considering alternative means of increasing shareholder   value, including a large-scale stock buyback program that would have reduced the Company’s float. It was determined that the dividend would be more beneficial to the Company and its shareholders.

Third Quarter Results

Total revenues for the third quarter ended September 30, 2002 were $13.82 million, a decrease of 11.8% from $15.67 million posted in the previous quarter and a decrease of 27% from $18.94 million in the comparable quarter of 2001. Software tool sales for the quarter, at $3.45 million, decreased from $4.93 million in the third quarter of 2001. Application sales were $1.92 million for the reported quarter, compared with $3.21 million in the third quarter of 2001.

Revenues from consulting and other services, at $5.69 million, decreased from $8.1 million in the third quarter of 2001. Revenues from maintenance and support were $2.77 million, compared with $2.71 million in the third quarter of 2001.

In the third quarter of 2002, North America accounted for 39% of total revenues, while Europe and Asia/Pacific accounted for 31% and 30% respectively.

Net loss for the third quarter of 2002 was $2.16 million (or $(0.07) per share) compared with net loss of $2.58 million (or $(0.09) per share) recorded for the third quarter of 2001.

“The financial results of the reported quarter highlight the difficulties companies are facing in the environment of enterprise software. Organizations delaying IT investments have affected our performance in many areas, resulting in corrective measures that we’ve taken to cut costs accordingly,” said Menachem Hasfari, chief executive officer of Magic Software Enterprises. “However, our plan for 2003 calls for aggressive strengthening of our sales capabilities and our ability to execute the Company’s strategies. Our entrance into the area of Enterprises Application Integration (EAI) should provide a growth engine for the Company.

Magic’s entrance into this market builds on our unique technological strengths to take advantage of EAI’s market growth potential. We are laying the necessary foundation for Magic Software’s vigorous push into the EAI market for small and medium enterprises, and believe that we can offer customers unique advantages to make a difference in their EAI projects.”

Magic and EAI

Enterprise Application Integration is increasingly viewed as the major IT issue that organizations are facing today. IDC estimates that corporations are now spending at least 35% of their IT budgets on integration. In addition, IDC and other industry analysts estimate that the integration market will grow to $21 billion by 2006, representing a compound annual growth rate (CAGR) of up to 30%.

A substantial part of Magic Software's research and development efforts in the last year were dedicated to enhancing its integration and application development capabilities and supporting the latest standards in this domain. After having successfully delivered numerous application integration projects in the last 12 months, Magic Software will announce in the coming weeks a new product family that will directly target this high growth market. It will provide customers with the ability to continue to utilize existing applications and systems as they integrate new applications with their legacy systems and with their business partners.

The focus of this product family will be to serve the needs of small and medium enterprises implementing applications that require connectivity to and reuse of existing enterprise assets. It will continue Magic Software’s commitments to enterprise-class development and customization tools, performance and scalability, with a heightened focus on providing affordable application integration solutions including extensions to disparate systems such as legacy, ERP, CRM, and SCM, multiple data sources and other home grown business solutions. The new framework will be specifically designed to meet the most demanding application integration requirements of current and future applications and directly builds of the Company's substantial experience and track record in this field.

As part of this strategy, Magic Software will announce a rollout plan to provide a new line of server products for business process automation, collaboration and content management, and enterprise information portal technologies, in conjunction with key vendor and alliance partners. We expect to begin to deliver in mid 2003.

Highlights and Accomplishments

The following highlights were announced or occurred since Magic Software Enterprises’ last earnings statement:

Management Appointments

The Company announced that Oren Inbar would take on the role of President & CEO of Magic Software Enterprises, Inc., the Company’s subsidiary in Irvine, California. Inbar had previously served as Managing Director, Europe.

Regev Yativ was appointed Managing Director, Europe. Yativ is based in the Magic offices in the Netherlands. In addition, the Company announced the appointment of Richard Ashlock Professional Services Director, Europe.

In addition, the Company announced the creation of CoreTech Consulting Group, LLC. This newly created organizational structure more closely resembles a consulting model that aligns the interests of CoreTech, its key consulting management and thought leaders, and its customer base.

New Deals

The significant new deals closed during this period included:

Gilbarco, a leading supplier of integrated point of sales and back office systems for the petroleum marketplace to upgrade their retail automation solution;

One of the world’s largest pharmaceutical companies, in a million dollar deal to provide outsourcing support and management of various internal CRM systems;

Phoenix Police Department, to enable the department to integrate existing application to report crime statistics and data to the FBI using the National Incident Based Reporting System (NIBRS);

A large global financial services company in the USA, for a long-term project to enhance a strategic banking transaction and CRM system including enterprise level integration.

In addition, we acquired new customers in Europe such as the Rugby Federations, in the Netherlands, UBW, a German solution provider who will use Magic eDeveloper to modernize existing iSeries applications for their customer base, and EDIFIS (of the ALTRAN Group), a French solution provider who will provide Asset, Contract and Account Management solutions to the Insurance and Banking industry.

Conference Call

Magic will host a conference call today, November 13, 2002, at 11:00 a.m. EST (8:00 a.m. PST), to discuss the Company’s third quarter financial results. To participate, interested parties should call the appropriate number listed below five to ten minutes prior to the start of the call:

North America

(800) 553-0327

International

(612) 332-0228

Callers should reference “Magic Software Q3 Earnings Conference Call” with the AT&T Operator.

A replay of the conference call will be available from 1:45pm EST on 11/13/02 until 4:59pm on 11/28/02.  Interested parties should call the appropriate number below:

North America

(800) 475-6701

International

(320) 365-3844

Callers should reference Access Code No. 658397.

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY), develops, markets and supports software development and deployment technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

Consolidated Balance Sheets

(US Dollars in Thousands)
	September 30, 2002 (Unaudited)	December 31,2001
Assets
Current assets
Cash and cash equivalents	$24,882	$27,900

Accounts receivable
Trade receivables	14,810	18,993
Related parties	363	465
Other receivables and prepaid expenses	4,649	4,134
Inventory	219	401
Total current assets	44,923	51,893

Severance pay fund	1,426	1,400
Long term receivables and investments	305	106
Fixed assets, net	8,586	9,395
Other assets, net	30,791	31,818
Total assets	$86,031	$94,612
Liabilities
Current liabilities
Short-term bank debt	$1,911	$783
Trade payables	2,588	4,508
Accrued expenses and other liabilities	13,557	18,474
Total current liabilities	18,056	23,765

Long-term loans	526	669
Accrued severance pay	1,818	1,907
Minority interests	1,423	1,378

Shareholders' equity
Share capital	788	787
Capital surplus	114,491	114,727
Treasury stock	(5,499)	(5,424)
Accumulated deficit	(45,572)	(43,197)
Total shareholders' equity	64,208	66,893
Total liabilities and shareholders’ equity	$86,031	$94,612

Unaudited Consolidated Statement of Operations (US Dollars in Thousands)
	Three Months ended September 30,		Nine Months ended September 30,
	2002	2001	2002	2001
Revenues
Software sales	$3,446	$4,931	$11,561	$14,796
Applications	1,921	3,206	6,102	8,143
Maintenance	2,769	2,707	8,115	8,578
Consultancy & other services	5,685	8,097	20,465	27,628
Total Revenues	$13,821	$18,941	$46,243	$59,145

Cost of Revenues
Software sales	$718	$1,073	$2,239	$3,135
Applications	569	644	1,618	1,748
Maintenance	966	1,039	3,076	3,177
Consultancy & other services	4,603	6,216	14,481	19,894
Total Cost of Revenues	$6,856	$8,972	21,414	$27,954

Gross Profit	$6,965	$9,969	$24,829	$31,191

Research & development, net	1,299	1,783	4,014	5,432
Sales, marketing, and general & administrative expenses	7,317	9,094	22,042	29,885
Depreciation	414	520	1,283	1,505
Amortization		1,076		3,273
Restructuring costs & non-recurring expenses		394		3,694
Impairment expenses				2,219
Operating Loss	$(2,065)	$(2,898)	$(2,510)	$(14,817)

Financial income, net	63	557	575	523
Loss before taxes	(2,002)	(2,341)	(1,935)	(14,294)
Taxes on income	68	146	337	401
Loss before minority Interest	(2,070)	(2,487)	(2,272)	(14,695)
Minority interest in income of subsidiaries	85	92	103	310
Net Loss	$(2,155)	$(2,579)	$(2,375)	$(15,005)

Basic Earnings per Share	$(0.07)	$(0.09)	$(0.08)	$(0.51)
Diluted Earnings per Share	$(0.07)	$(0.09)	$(0.08)	$(0.50)
Weighted Avg. Shares Outstanding (000)	29,748	29,640	29,752	29,568
Diluted Weighted Avg. Shares Outstanding (000)	29,748	29,857	29,752	30,039

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: November 13, 2002